Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2013	2012
Earnings before fixed charges:
Loss before income taxes	$(57)	$(26)
Plus: Fixed charges	143	194
Earnings available to cover fixed charges	$86	$168

Fixed charges(a):
Interest, including amortization of deferred financing costs	$119	$171
Interest portion of rental payments	24	23

Total fixed charges	$143	$194

Ratio of earnings to fixed charges (b)	—	—
__________

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2013	2012
Related to debt under vehicle programs	$61	$76
All other	58	95
	$119	$171

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2013 and 2012 by $57 million and $26 million, respectively.